                                                                           News Release

Eurand Launches ZENPEP™ (pancrelipase) Delayed-Release Capsules
First and Only FDA-Approved Pancreatic Enzyme Product
Clinically Proven in Patients as Young as One Year Old

PHILADELPHIA, Pa. – Nov. 30, 2009 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today announced the commercial availability of ZENPEP™ (pancrelipase) Delayed-Release Capsules, a pancreatic enzyme product (PEP) indicated for the treatment of exocrine pancreatic insufficiency (EPI) due to cystic fibrosis (CF) or other conditions. The U.S. Food and Drug Administration (FDA) approved ZENPEP on August 27, 2009.

Eurand has also completed the hiring, training and deployment of its sales organization to promote ZENPEP, including a specialty CF sales force composed of 16 Eurand sales people targeting the 120 accredited cystic fibrosis centers, satellites and other specialists who treat CF.  In addition, the Company has contracted with Innovex, a Quintiles company, to promote ZENPEP to PEP prescribers who commonly treat patients with EPI associated with other conditions such as chronic pancreatitis, pancreatic cancer and gastric surgery.  These 49 Innovex sales professionals will call on key gastroenterologists, internal medicine specialists, family-practice physicians and oncologists.

“The launch of ZENPEP is a major milestone for Eurand,” said Gearóid Faherty, Chairman and Chief Executive Officer.  “To support the launch, we believe we have built and deployed a sales force of sufficient size and reach to effectively call on all the key physicians and institutions that treat EPI.”  Many physicians, patients and caregivers have expressed dissatisfaction with current unapproved PEP therapies and have been awaiting the availability of ZENPEP, an FDA-approved treatment.  Eurand is committed to addressing their concerns and helping patients manage their EPI more effectively.

Most patients with CF who are prescribed ZENPEP will have access to Eurand’s Z-Points™, a patient-adherence program designed to support patient access to the Company’s array of CF care-related items such as the TRIO® electronic nebulizer, Source CF® vitamins (specifically formulated for patients with CF), Nutra/Balance® snacks and more.

The only FDA-approved PEP evaluated in clinical studies in adults and children as young as one, ZENPEP was specifically formulated to meet the FDA’s guidelines and regulations for the PEP drug class. ZENPEP is also the only FDA-approved PEP  offered in four dosage strengths – 5,000, 10,000, 15,000 and 20,000 units of lipase – to allow for precise dosing and for potentially reduced pill burden, and to meet the varied needs of infants, toddlers, adolescents and adults with EPI.  In addition, the contents of ZENPEP capsules may be opened and sprinkled on soft acidic foods such as apple sauce and banana pudding.  This convenient option is a key attribute to address the needs of patients who may have difficulty swallowing capsules, such as very young patients or certain older patients.

In clinical trials in both children and adults with EPI due to CF, ZENPEP effectively controlled fat malabsorption with an average dose of 5,000 U lipase/kg body weight/day, half the Cystic Fibrosis Foundation Guidelines’ maximum recommended  daily dose.  CFF guidelines recommend not exceeding a daily dose of 10,000 U lipase/kg body weight/day, or 4,000 U lipase/g fat/day.1  The pivotal study measuring CFA for another FDA-approved PEP used doses equivalent to the upper limit established by the CF Foundation guidelines.  No head-to head comparison was conducted.  Potential differences in study populations may exist.

“An estimated 1,000 new cases of CF are diagnosed each year, adding to the 30,000 children and adults in the U.S. already affected,” said sportscaster and retired NFL quarterback Boomer Esiason, founder of the Boomer Esiason Foundation and parent of a college student with CF.  “Cystic fibrosis can be a debilitating disease if symptoms and side effects such as EPI are not managed carefully. Patients suffering from EPI due to CF deserve effective, FDA-approved treatments to ensure proper weight gain, which is critical to maintaining lung function.”

About Exocrine Pancreatic Insufficiency (EPI)

Exocrine Pancreatic Insufficiency (EPI) is the inability to properly digest food due to a lack of digestive enzymes made by the pancreas. EPI can result from a number of diseases, including cystic fibrosis, pancreatic cancer, gastrointestinal surgery, and chronic pancreatitis. The FDA estimates that more than 200,000 Americans suffer from EPI. If left untreated, EPI causes malnutrition and, especially in CF patients, impaired growth in children, compromised immune response and shortened life expectancy.

ZENPEP Clinical Trial Data

ZENPEP was shown to be safe and effective for the treatment of EPI in two Phase III multicenter clinical trials – one in older children, adolescents and adults, and one in young children (ages 1 through 6). Both studies established efficacy and safety of ZENPEP in CF patients with EPI. In the placebo-controlled, randomized, double-blind pivotal study in older children and adult patients, ages 8-23 years, the primary efficacy endpoint was mean Coefficient of Fat Absorption (CFA), the gold standard for assessing the severity of EPI. CFA was statistically higher with ZENPEP treatment (88.3%) than placebo (62.8%)(p<0.001).

In the open-label, single-arm study in young patients, patients maintained symptom control when switched from their usual PEP regimen to ZENPEP at similar doses.  The safety and efficacy in pediatric patients evaluated in this study were similar to adult patients.

In these two studies, ZENPEP was not associated with any serious drug-related adverse events. The most common adverse events were gastrointestinal complaints, which were similar in type and frequency across all age ranges.  The most commonly reported adverse events occurring in at least two patients (≥6% of patients) included: abdominal pain, flatulence, headache, cough, decreased weight, early satiety, and contusion. The type and incidence of adverse events were similar in children and adults.

In an additional Phase II/III double-blind, randomized crossover study in 76 evaluable patients with EPI due to chronic pancreatitis (CP), two dosage regimens of ZENPEP were evaluated.  Patients with overall mild-to-moderate EPI associated with chronic pancreatitis experienced significant improvement in fat and protein absorption and body weight with ZENPEP at both a lower dose of 35,000 lipase units/day (seven capsules of ZENPEP containing 5,000 units of lipase) and higher dose (140,000 lipase units/day (seven capsules of ZENPEP containing 20,000 units of lipase) taken with meals; e.g., two capsules per meal and one per snack.   Both ZENPEP daily doses were safe and well tolerated. Gastrointestinal complaints, predominantly flatulence and abdominal pain, were the most common adverse events.

About ZENPEP™ (pancrelipase) Delayed-Release Capsules

ZENPEP is an FDA-approved, innovatively formulated pancreatic enzyme product for the treatment of exocrine pancreatic insufficiency. The product was developed in response to the 2004 FDA initial guidance on pancreatic enzyme products, which outlined the need to reduce the variability in enzyme levels, address stability issues associated with unapproved enzyme therapies and regulate them under NDAs. ZENPEP is a highly stable formulation of a porcine pancreatic extract that mimics the endogenous human pancreatic secretions necessary for proper human digestion.

Every dose of ZENPEP provides patients and physicians with the main pancreatic enzymes lipase, protease and amylase. This formulation with 100% labeled lipase content, without overage, allows health care professionals to fine tune treatment regimens to achieve dosing precision. Safety and efficacy of ZENPEP in EPI were demonstrated in two multicenter Phase III clinical trials in adult and pediatric patients as young as one year old. Good nutritional status is considered to be critically important to growth characteristics in children with cystic fibrosis.

Important Safety Information

ZENPEP has been approved with a Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of the drug outweigh its risks. As part of the REMS, a Medication Guide with important dosing and safety information about ZENPEP will be handed out with each new prescription and refill.

The REMS and Medication Guide address the risk associated with the use of ZENPEP, including fibrosing colonopathy, a rare, serious adverse reaction that has been reported following treatment with high-dose use of pancreatic enzyme replacement therapy in the treatment of cystic fibrosis patients usually over a prolonged time period. The total daily dose of ZENPEP should not exceed 10,000 lipase units/kg of body weight/day, and caution should be used with doses exceeding 2,500 lipase units/kg of body weight per meal.  Also, there is a theoretical risk of transmission of viral disease, since ZENPEP, as other porcine-derived pancreatic enzymes, is sourced from pancreatic tissue from swine used for food consumption. No cases of transmission of an infectious illness associated with the use of porcine pancreatic extracts have been reported.

Care should be taken to ensure that ZENPEP is not chewed or retained in the mouth to avoid irritation of oral mucosa and/or loss of enzyme activity, and the capsules or beads should be swallowed immediately with adequate amounts of liquid. Caution should be exercised when using ZENPEP in patients with gout, renal impairment, or hyperuricemia; porcine-derived pancreatic enzyme products may increase blood uric acid levels.  Caution should be exercised for patients with known allergies to proteins of porcine origin. In rare instances, severe allergic reactions including anaphylaxis, asthma, hives, and pruritus have been reported with other pancreatic enzyme products with different formulations of the same active ingredient, pancrelipase, as that of ZENPEP.

In clinical trials assessing the short-term safety of ZENPEP, the incidence of adverse events (regardless of causality) was similar during double-blind ZENPEP treatment and placebo treatment.  The most commonly reported adverse events occurring in at least two patients (≥6% of patients) included: abdominal pain, flatulence, headache, cough, decreased weight, early satiety, and contusion. The type and incidence of adverse events were similar in children and adults.

For complete information about safety, warnings and precautions for ZENPEP, please see full Prescribing Information and Medication Guide at www.zenpep.com.

About the Boomer Esiason Foundation

The Boomer Esiason Foundation is a dynamic partnership of leaders in the medical and business communities joining with a committed core of volunteers to heighten awareness, education and the quality of life for those affected by cystic fibrosis, while providing financial support to research aimed at finding a cure.  For more information, please visit www.esiason.org.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners.  The Company’s technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.

Eurand is a global company with facilities in the U.S. and Europe.  For more information visit www.eurand.com.

Forward-Looking Statement

This release and oral statements made with respect to information contained in this release, including statements about the potential of ZENPEP to treat Exocrine Pancreatic Insufficiency, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its recently filed Form F-3, annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

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Investor Contact:                                                                                     Media Contacts:

Bill Newbould                                                                                     Jayme Maniatis/Laura Coluci
Vice President, Investor Relations                                                  Schwartz Communications
Eurand N.V.                                                                                         +1 781-684-0770
+1 267-759-9335                                                                                  eurand@schwartz-pr.com
bill.newbould@eurand.com

1 Borowitz, Drucy et al., “Consensus Report on Nutrition for Pediatric Patients with Cystic Fibrosis.” Journal of Pediatric Gastroenterology and Nutrition (2002; 35:246-259)